Exhibit 12

MASCOTECH, INC.
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
(Dollars in thousands)


                                9 Months
                                  Ended
                               Sept. 30,            For The Years Ended December 31
                                  1997      1996      1995       1994      1993      1992

Earnings (Loss) Before Income
  Taxes and Fixed Charges:

  Income (loss) from continuing
    operations before income
    taxes (credit),
    extraordinary item and
    cumulative effect of
    accounting change, net..... $158,660  $ 77,220  $100,280  $(264,490) $121,180  $ 68,250

  Deduct equity in
    undistributed earnings
    of less-than-fifty-
    percent owned companies....  (35,400)  (31,650)  (29,590)   (23,350)  (19,930)  (21,760)
  Add interest on
    indebtedness, net..........   29,370    30,350    51,500     51,290    83,000    87,830
  Add amortization of debt
    expense....................      650     1,490     1,670      3,450     4,390     1,930
  Estimated interest factor
    for rentals................    1,530     6,350     7,070      6,220     5,550     5,740
  Earnings (loss) before income
    taxes and fixed charges.... $154,810  $ 83,760  $130,930  $(226,880) $194,190  $141,990

Fixed Charges:

  Interest on indebtedness,
    net........................ $ 29,460  $ 30,590  $ 51,690  $  51,540  $ 83,110  $ 87,980
  Amortization of debt
    expense....................      650     1,490     1,670      3,450     4,390     1,930
  Estimated interest factor
    for rentals................    1,530     6,350     7,070      6,220     5,550     5,740

      Total fixed charges......   31,640    38,430    60,430     61,210    93,050    95,650

  Preferred stock dividend
    requirement (a)............   10,320    21,570    21,970     14,630    25,860    17,140

  Combined fixed charges and
    preferred stock dividends.. $ 41,960  $ 60,000  $ 82,400  $  75,840  $118,910  $112,790

Ratio of earnings to
  fixed charges................   4.9       2.2       2.2         -- (b)   2.1       1.5

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............   3.7       1.4       1.6         -- (c)   1.6       1.3




  (a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.
  (b) 1994 results of operations are inadequate to cover fixed charges by $288,090.
  (c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.